APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Dynamic Jack, LLC
Income Statement - unaudited
For the periods ended 06-30-22

	Current Period	Prior Period
	30-Jun-22	31-Dec-21
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Professional Services - Legal, Accounting	-	-
Rental Payments	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Dynamic Jack, LLC
Balance Sheet - **Unaudited**
21-12-21 to 30-Jun-22



ASSETS	
Current Assets	
Bank Accounts	$133,242.87
Checking	
Total Bank Accounts	**$133,242.87**
Accounts Receivable	
Total Accounts Receivable	**$0.00**
Other Current Assets	$136,118.00
Inventory	
Inventory Assets	$1,250,000.00
Undeposited Funds	
Total Other Current Assets	**$1,386,118.00**
Total Current Assets	$1,519,360.87
TOTAL ASSETS	**$1,519,360.87**
LIABILITIES AND EQUITY	
Liabilities	$43,000.00
Total Liabilities	**$43,000.00**
Equity	$1,476,360.87
Retained Earnings	$0.00
Net Income	$0.00
Total Equity	**$1,476,360.87**
TOTAL LIABILITIES AND EQUITY	**$1,519,360.87**

Alissa Jubelirer
I, ___ _____, certify that:

1. The financial statements of Dynamic Jack, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Dynamic Jack, LLC has not been included in this Form as Dynamic Jack, LLC was formed on 12/21/2021 and has not filed a tax return to date.

Signature

DocuSigned by:

Alissa Jubelirer

2AB498A2130B4A7...

Name: Alissa Jubelirer

Title: CEO Dynamic Jack LLC